Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	April 22, 2016

Seabridge Gold Announces a C$7.8 Million Cross-Border Public Offering of Common Shares

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the “Company” or “Seabridge”) announced today that in connection with its previously announced cross-border public offering (the “Public Offering”) of common shares of the Company (the “Common Shares”) on April 21, 2016, it has entered into an underwriting agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and including National Bank Financial Inc. and Paradigm Capital Inc., (together, the “Underwriters”) to sell 450,000 Common Shares at a price of C$17.40 per Common Share for aggregate gross proceeds of C$7,830,000.

The Company will grant the Underwriters an over-allotment option to purchase up to an additional 50,000 Common Shares at a price of C$17.40 per common share, exercisable, in whole or in part, at any time up to 14 days after and including the closing date of the Public Offering for additional gross proceeds of up to C$870,000.

The Company intends to use the net proceeds from the Public Offering to continue to advance the Company’s KSM Project and for general corporate purposes.

A preliminary prospectus supplement dated April 21, 2016 to the Company’s short-form base shelf prospectus dated November 26, 2014 in respect of the Public Offering has been filed with the securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario and with the United States Securities and Exchange Commission (“SEC”) under the Company’s registration statement on Form F-10 under the multi-jurisdictional disclosure system. A final prospectus supplement in respect of the Public Offering will be filed with the same regulatory authorities in Canada and the United States.

The Public Offering is expected to close on or about April 29, 2016, and is subject to customary closing conditions including, but not limited to, the listing of the Common Shares on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and the receipt of all necessary approvals, including the approval of the TSX and the NYSE.

Copies of the final prospectus supplements relating to the Common Shares may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com and from Canaccord Genuity Corp. under the following address:

Canaccord Genuity Corp.

Brookfield Place, 161 Bay Street

Suite 3100, P.O. Box 516

Toronto, ON M5J 2S1

Attention: Amy Patel

Phone: (416) 869-3052

Email: ecm@canaccordgenuity.com

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any Common Shares, nor shall there be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake Project located in Canada's Northwest Territories.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the timing of closing and use of proceeds from the Public Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward- looking statements, including, without limitation: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable to the Company, the need to satisfy regulatory and legal requirements with respect to the Public Offering, uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2015 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.net